RECEIVED FEB 2 8 2003 187

03013200

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 39187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PGP Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Wireless Blvd., 1st Floor
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen R. Lozinski 631-952-8600 X23
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens LLP
(Name — *if individual, state last, first, middle name*)

400 Garden City Plaza	Garden City	NY	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 3 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ellen R. Lozinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PGP Financial, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HOWARD GOLDSTEIN
Notary Public, State of New York
No. 01GO5014551
Qualified in Suffolk County
Commission Expires July 6, 19 03

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of indepenent accountants on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Year Ended December 31, 2002

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

CONTENTS

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants

Stockholders
PGP Financial, Inc.

We have audited the accompanying statement of financial condition of PGP Financial, Inc. (formerly known as Strategic Brokerage Corp.) as of December 31, 2002 and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Financial, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
January 11, 2003

Headquarters
400 Garden City Plaza, Garden City, NY 11530-3317 Tel: 516 747-2000 Fax: 516 747-6707 Email: mwe@mwellp.com

New York Office
1211 Avenue of the Americas, New York, NY 10036-8701 Tel: 212 284-1000 Fax: 212 284-1005 Email: mwe@mwellp.com

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31,	2002
ASSETS	
Cash	$ 59,426
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	$ -
Commitment (Note 4)	-
Stockholders' Equity:	
Common stock - no par value; authorized - 200 shares, issued and outstanding - 120 shares	15,000
Additional paid-in capital	66,000
Retained earnings (deficit)	(21,574)
Total Stockholders' Equity	59,426
Total Liabilities and Stockholders' Equity	$ 59,426

The accompanying notes are an integral part of this statement.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

STATEMENT OF INCOME

Year Ended December 31,	2002
Revenue:	
Commission income (Note 2)	$ 28,800
Interest income	261
Total Revenue	29,061
Expenses:	
Commissions	5,723
Rent (Note 4)	2,000
Legal and accounting	14,274
Fees and assessments	14,233
Travel	651
Office expenses	3,781
New York State franchise tax	100
Total Expenses	40,762
Net Loss	$ (11,701)

The accompanying notes are an integral part of this statement.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

STATEMENT OF CASH FLOWS

Year Ended December 31,	2002
Cash Flows from Operating Activities:	
Commissions received	$ 28,800
Interest received	261
Cash paid for services and supplies	(14,274)
Cash paid for fees and assessments	(14,233)
Cash paid for commissions	(5,723)
Cash paid for rent	(2,000)
Cash paid for office expenses	(3,781)
Cash paid for travel	(651)
Cash paid for New York State franchise tax	(100)
Net Cash Used in Operating Activities	(11,701)
Cash Flows from Financing Activities:	
Dividend to stockholders	(22,824)
Capital contribution	81,000
Return of capital	(18,000)
Net Cash Provided by Financing Activities	40,176
Net Increase in Cash	28,475
Cash - beginning of year	30,951
Cash - end of year	$ 59,426

Reconciliation of Net Loss to Net Cash Used in Operating Activities:	
Net loss	$ (11,701)
Adjustments to reconcile net loss to net cash used in operating activities	-
Net Cash Used in Operating Activities	$ (11,701)

The accompanying notes are an integral part of this statement.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning of year	120	$ 15,000	$ 3,000	$ 12,951	$ 30,951
Net Loss	-	-	-	(11,701)	(11,701)
Capital Contribution	-	-	81,000	-	81,000
Return of Capital	-	-	(18,000)	-	(18,000)
Dividend to Stockholders	-	-	-	(22,824)	(22,824)
Balance - end of year	120	$ 15,000	$ 66,000	$ (21,574)	$ 59,426

The accompanying notes are an integral part of this statement.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31,	**2002**
Subordinated Liabilities - January 1, 2002	$ -
Changes During Year	-
Subordinated Liabilities - December 31, 2002	$ -

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization - PGP Financial, Inc. (the "Company") (formerly known as Strategic Brokerage Corp.) was formed in October 1987 to conduct business as a broker and dealer in securities. During 1988, the Company was granted registration as a broker or dealer by the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company does not carry security accounts for customers. During 2002, the Company's sole stockholder sold all his shares to other individuals. Subsequent to the sale, the Company's name was changed to PGP Financial, Inc.

Revenue recognition - Commission income is recorded at the time the underwriting is completed and the income is reasonably determinable.

Income taxes - The Company has elected to be treated as an S corporation for federal and state income tax purposes; accordingly, there are no federal taxes on the Company's net income. The Company's income or loss is reportable for income tax purposes by the stockholders.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Commission Income

The Company participated in two "best efforts" underwritings with one underwriting firm relating to certain securities of one issuer for which it earned commissions of $28,800.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $59,426, which was $54,426 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. Lease Commitment

The Company leases space from an affiliated company at a monthly rental of $1,000. The lease expires October 31, 2003 and has a one-year renewal option. Certain office services are included in the rent.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31,	**2002**
Net Capital -	
Stockholders' equity from statement of financial condition	$ 59,426
Aggregate Indebtedness	$ NONE
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 54,426
Excess net capital at 1000%	$ 59,426
Ratio - Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2002) -

There were no differences between the computation of net capital as computed above and the computation as filed by the Company.

The accompanying notes are an integral part of this schedule.

PGP FINANCIAL, INC.
(Formerly Known as Strategic Brokerage Corp.)

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i).

The accompanying notes are an integral part of this schedule.

PGP FINANCIAL, INC.

(Formerly Known as Strategic Brokerage Corp.)

SCHEDULE 3 - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i).

The accompanying notes are an integral part of this schedule.

mwe
Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

Stockholders
PGP Financial, Inc.

In planning and performing our audit of the financial statements of PGP Financial, Inc. (the "Company") (formerly known as Strategic Brokerage Corp.) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15(c)3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

mwe

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Margolin, Winer & Evens LLP

Garden City, New York
January 11, 2003